

January 31, 2013

Jonathan Samuels
President and Chief Executive Officer
Triangle Petroleum Corporation
1200 17th Street, Suite 2600
Denver, CO 80202

Re: Triangle Petroleum Corporation
Form 10-K for the Fiscal Year ended January 31, 2012
Filed April 16, 2012
Form 10-K/A for the Fiscal Year ended January 31, 2012
Filed May 18, 2012
Form 10-Q for the Fiscal Quarter ended October 31, 2012
Filed December 10, 2012
File No. 001-34945

Dear Mr. Samuels:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2012

Properties, page 27

Proved Undeveloped Reserves, page 29

1.   We note the negative revision to your proved undeveloped reserves of 819 MBOE during 2012, compared to the 1,021 MBOE total at January 31, 2011. We also note that you provided the following explanation for this revision:

"Of the 19 gross (3 net) proved undeveloped locations at January 31, 2011, 13 gross (2.6 net) locations (with 840 net Mboe of proved reserves at January 31,

2012) were viewed by our Senior Reservoir Engineer as unproved as of January 31, 2012 because the available geological and engineering data did not support reasonable certainty of sufficient reserves to provide a positive PV10 Value, net of estimated future development costs."

Please tell us the details of this revision and clarify the extent to which you had projected positive undiscounted future net cash flows in your evaluation of the volumes. Also tell us the capital costs you used to convert 53 MBOE to proved developed status.

2.   We note you report that extensions and discoveries of proved reserves added 756 MBOE to your PUD reserves in 2012. Given the significance of this addition to your reserve estimates, you should follow the guidance in Item 1202(a)(6) of Regulation S-K. This prescribes a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Please expand your discussion to comply with this requirement.

Drilling and Other Exploratory and Development Activities, page 31

3.   Please expand you table of wells drilled to disclose the number of dry exploratory and development wells, if any, to comply with Item 1205(a) of Regulation S-K.

4.   Please tell us the costs you incurred during 2012 that are related to drilling the 3.3 net wells that you report, compare the corresponding per well figure to the drilling cost per well used in computing the standardized measure shown on page 65, and explain your basis for any assumptions that contribute to significant differences.

Sales Volumes and Prices and Production Costs, page 32

5.   Please submit for review a reconciliation of the 2012 oil sales volumes of 109.5 MBO reported on page 32 and the 2012 oil production volumes of 93 MBO disclosed on page 63, along with an explanation for the difference.

Financial Statements

Note 13 – Unaudited Supplemental Oil and Natural Gas Disclosures, page 61

Oil and Gas Reserve Information, page 63

6.   The guidance in FASB ASC 932-235-50-5 requires that you disclose an "appropriate explanation of significant changes" for line items in the reconciliation of your proved reserves. Please expand your disclosure to explain the details/circumstances of the significant revisions that you report, including those shown as "extensions and discoveries" during the fiscal year ending January 31, 2012.

Form 10-K/A for the Fiscal Year ended January 31, 2012

Certain Relationships and Related Transactions..., page 85

7.   Please provide your analysis as to how you have complied with the standard set forth in Item 404 of Regulation S-K. In this regard, we note that your disclosure references transactions that "have materially affected or will materially affect" you or your related persons, whereas Item 404 of Regulation S-K requires disclosure of transactions where the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 3 – Segment Reporting, page 10

8.   We note you perform pressure pumping services for wells operated by you and for wells operated by third parties, and you have credited the full cost pool to eliminate the gross profit relating to your working interests in these wells. Further, under Note 3 you state that you have acquired oil and gas properties during the current year. Please clarify for us whether you performed pressure pumping services for any properties acquired in the last year and, if so, how you considered and applied FASB ASC 932-10-S99-1(c)(6)(IV)(B) (Rule 4-10(c)(6)(IV)(B) of Regulation S-X).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters, Ronald Winfrey, Staff Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters, and Sirimal Mukerjee, Staff Attorney, at (202) 551-3340 if you have questions regarding comments on legal matters. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne N. Parker
Branch Chief